August 19, 2013

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Ethan Horowitz
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Petróleo Brasileiro S.A. – Petrobras
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 29, 2013
File No. 1-15106 Response to Staff Comment Letter dated August 5, 2013

Dear Mr. Horowitz:

By letter dated August 5, 2013, the Securities and Exchange Commission (the “Commission”) provided certain comments related to (i) the annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) of Petróleo Brasileiro S.A.—Petrobras (“Petrobras” or the “Company”) and (ii) Petrobras’ report on Form 6-K furnished to the Commission on July 11, 2013 (the “July 2013 Form 6-K”). For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

2012 Form 20-F

Presentation of Financial and Other Information, page 9

Comment 1:

We note that you have presented audited financial statements for Petrobras International Finance Company (“PifCo”) in your prior year filings on Form 20-F.  Please explain the basis for the statement in your Form 20-F for the fiscal year ended December 31, 2012 that “PifCo no longer has an obligation to file reports with the SEC.”

Response:

PifCo is a direct, wholly-owned subsidiary of Petrobras. It is a vehicle for raising capital for Petrobras’ operations through the issuance of debt securities in the international capital markets, and until September 2011 it also engaged in trading crude oil and oil products. PifCo’s debt securities have always had credit support from Petrobras, and for purposes of marketing and credit analysis they have always been treated as Petrobras credit.  However, for many years Petrobras provided credit support in the form of a standby purchase agreement, which did not qualify as full and unconditional under Rule 3-10 of Regulation S-X, rather than a guarantee.  In March 2010, Petrobras and PifCo amended all outstanding series of debt securities to replace the purchase commitment with a full and unconditional guarantee by Petrobras.

As an issuer of registered debt securities, PifCo is subject to the periodic reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  It filed audited financial statements in joint annual reports on Form 20-F with Petrobras for the fiscal years ended December 31, 2004 to 2011.  When Petrobras issued full and unconditional guarantees of all outstanding debt securities of PifCo, PifCo met the criteria in Rule 3-10(c) of Regulation S-X and qualified for the exemption from the reporting requirements of Section 15(d) of the Exchange Act provided by Rule 12h-5 thereunder. PifCo did not seek to rely on that exemption until after a series of bonds with terms requiring PifCo to prepare separate financial statements matured in July 2011.  Petrobras included, in a footnote to its audited financial statements for the year ended December 31, 2012, the condensed consolidating financial information for Petrobras and PifCo required by Rule 3-10(c)(4) of Regulation S-X.  Consequently PifCo is no longer required to file financial statements or an annual report on Form 20-F.

July 2013 Form 6-K

Comment 2:

We note your disclosure stating that that you recently “began applying the practice known as Hedge Accounting” to your exports.  Your disclosure goes on to state that this practice is regulated in Brazil by means of accounting pronouncement CPC38 – Financial Instruments: Recognition and Measurement.  Please provide us with additional information explaining this change in the application of “Hedge Accounting.” Your response should tell us about the impact to your financial statements prepared in accordance with International Financial Reporting Standards and should include specific reference to the relevant authoritative guidance.

Response:

IAS 39 – Financial Instruments:  Recognition and Measurement was adopted in Brazil as CPC 38.   CPC38 is equivalent to IAS 39, and as such our July 2013 Form 6-K made reference to CPC38 only, because it was addressing Brazilian disclosure requirements.

On August 09, 2013, we published IFRS condensed consolidated financial information as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 (the “June 30 Financial Information”), which we also filed on a Form 6-K dated August 12, 2013.  Note 30.2.2(a) to the June 30 Financial Information contains a more complete discussion of the application of hedge accounting described in the July 2013 press release and in this response.

Prior to May 2013, Petrobras was already applying hedge accounting to its financial statements (see Note 30.2.2. to our financial statement  available under our 2012 20-F), but May 2013 was the first time the Company used highly probable forecast transactions as hedged items.

In May 2013, the Company designated cash flow hedging relationships in which (a) the hedged items are portions of its future export revenues in U.S. dollars, (b) the hedging instruments are portions of its long-term debt obligations denominated in U.S. dollars, and (c) the risk hedged is the effect of changes in exchange rates between the U.S. dollar and the Company’s functional currency, the Brazilian real.  The future export revenues in U.S. dollars are highly probable forecast transactions as described in paragraph 9 of IAS 39.  The effects of changes in exchange rates on Petrobras’ net debt denominated in U.S. dollars are realized over the long term, creating a natural hedge against the foreign currency risk of its future exports of crude oil and oil products.

This application of cash flow hedge accounting is in line with Petrobras’ Risk Management Policy and meets the requirements of paragraph 88 of IAS 39. For a cash flow hedge, pursuant to paragraph 95 of IAS 39, gains and losses arising from the effect of changes in exchange rates on the hedging instrument are initially recognized in other comprehensive income, and then reclassified from shareholders’ equity to profit or loss in the periods during which the hedged transactions occur.  This presentation more appropriately reflects the strategy in the Company’s Risk Management Policy.

As mentioned, the Company designated principal amounts of long-term debt that are exposed to currency risk between the Brazilian real and the U.S. dollar as hedging instruments. Export revenues of US$ 43,859 million to occur between July 1, 2013 and May 31, 2020 were designated as hedged transactions.  The impact of applying cash flow hedge accounting and additional information related to such designations is summarized in the table in note 30.2.2(a)(i) to the June 30 Financial Information.

* * *

Petrobras makes the following acknowledgments:

•	Petrobras is responsible for the adequacy and accuracy of the disclosure in its respective filings;

•	comments of the Commission staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	Petrobras may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at (212)-225-2414 or ngrabar@cgsh.com or Francesca Odell at (212)-225-2530 or flodell@cgsh.com at Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Almir Guilherme Barbassa
Petróleo Brasileiro S.A.—Petrobras
Name: Almir Guilherme Barbassa
Title:   Chief Financial Officer and Chief Investor Relations Officer

cc:	Nicolas Grabar
Francesca L. Odell
Cleary Gottlieb Steen & Hamilton LLP